UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-37384

GALAPAGOS NV

 (Translation of registrant's name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

First Half-Year 2021 Results

On August 5, 2021, the Registrant announced its unaudited first half-year results for 2021, which are further described in an H1 2021 report.

Exhibit	Description
99.1	Press Release dated August 5, 2021
99.2	H1 Report 2021
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

The information contained in this Report on Form 6-K, including the exhibits, except for the quotes of Onno van de Stolpe and Bart Filius contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-230639) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263 and 333-231765).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV

(Registrant)

Date: August 5, 2021	/s/ Annelies Denecker

Annelies Denecker

Company Secretary ad interim